UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2025 (Report No. 2)

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O. Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On March 19, 2025, the Board of Directors of Alarum Technologies Ltd. (the “Company”) approved an increase in the number of ordinary shares, no par value per share, of the Company reserved for issuance under the Company’s Amended and Restated Global Incentive Plan (the “Global Incentive Plan”) by 4,000,000 ordinary shares, from 8,374,589 to 12,374,589.

This Report of Foreign Private Issuer on Form 6-K and the paragraph below entitled “Forward-Looking Statements” are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744, 333-267586, and 333-274585) and Form F-3 (File Nos. 333-233724, 333-236030, 333-267580, 333-274604 and 333-283429) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: March 20, 2025	By	/s/ Omer Weiss
	Name:	Omer Weiss
	Title:	Corporate Legal Counsel